As filed with the Securities and Exchange Commission on March 07, 2000
                        Commission File No.

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 --------------

                                   FORM 10-SB

      GENERAL FORM FOR  REGISTRATION  OF  SECURITIES OF SMALL  BUSINESS  ISSUERS
       Under Section 13 or 15(d) of the Securities Exchange Act of 1934


                           SUN RIVER INVESTMENT CO.
      (Exact name of small business registrant as specified in its charter)


        Nevada                                                 88-0452761
 (State or jurisdiction of                                   (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                 504 Mueller  Lane,  Minden NV 89423  775.782.4003
         (Address and telephone number of principal executive offices)



         Securities to be registered under Section 13 of the Act: NONE

          Securities to be registered under Section 15(d) of the Act:

                  Common Stock, par value of $0.00001 per share


         Herman Herbig, 504 Muller Lane, Minden NV 89423 (702) 782-4003
            (Name, address and telephone number of agent for service)



                                   Copies to:
                                    Ann Bell
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922

PART I

ITEM 1

DESCRIPTION OF THE BUSINESS

General

Sun River Investment Co. (herein "Sun River Investment" or "Company") was incorporated on July 15, 1997 under the laws of the State of Nevada. In July 1997, pursuant to Subscription agreements, Sun River Investment sold 250,000 shares of its common stock to 25 Investors for $2,500.00 cash. Sun River Investment had not yet engaged in any business operations. The business purpose of Sun River Investment was, and remains, to seek out and obtain an acquisition, merger or outright sale transaction, whereby its Shareholders would benefit.

Sun River Investment's management has decided to voluntarily file this registration statement with the SEC and cause Sun River Investment to become subject to the SEC's reporting requirements under the Securities Act of 1934. These actions are being taken:

     (1) so that Sun River Investment's financial information will be equally available to all interested parties and investors;
     (2)  to meet certain listing  requirements for publicly traded  securities;
          and
     (3) in order that Sun River Investment might be potentially more attractive to a private business that has an interest in becoming a reporting company be means of merging or otherwise affiliating itself with Sun River Investment Co.


Proposed Business

Sun River Investment intends to locate and combine with an existing, privately held company, which is profitable, or, in management's view, has growth potential, irrespective of the industry in which it is engaged. At this time, Sun River Investment is not engaged in any discussions with potential combination partners regarding a possible business combination. However, Sun River Investment does not intend to combine with a private company that may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, and exchange of Sun River Investment's common stock for stock or assets or any other form that will result in the combined enterprises becoming a publicly held corporation.

Pending negotiation and consummation of a combination, Sun River Investment anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should Sun River Investment incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as they are incurred.

If Sun River Investment's management pursues one or more combination opportunities beyond the Preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust Sun River Investment's ability to continue to seek such combination opportunities before any successful combination can be consummated. Due to Sun River Investment's limited resources and lack of revenue, in the event such initial efforts to consummate a business combination fail, Sun River Investment may not be able to seek additional combination partners. An extensive search for a suitable combination partner may incur substantial expenses, which Sun River Investments may be unable to fulfill. A limited search shall be more appropriate due to the aforementioned limited resources and revenue. Only slight efforts may take place and once these efforts are exhausted the financial constraints of Sun River Investment may result in an inability to seek future partners and thus end the search. In that event, Sun River Investment's common stock will become worthless and holders of Sun River Investment's common stock will receive a nominal distribution, if any, upon Sun River Investment's liquidation and dissolution.

Combination Suitability Standards

In its pursuit for a combination partner, Sun River Investment's management intends to consider only combination candidates which are profitable or, in management's view, have growth potential. Sun River Investment's management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate that does not furnish Sun River Investment with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. In the event such a combination candidate is engaged in a high technology business, Sun River Investment may obtain reports from independent organizations of recognized standing covering the technology being developed and/or used by the candidate. Sun River Investment's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that Sun River Investment will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent Sun River Investment is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be increased. Furthermore, to the knowledge of Sun River Investment's officers and directors, neither the candidate nor any of its directors, executive officers, principal shareholders or general partners:

     (1) will have been convicted of securities fraud, mail fraud, tax fraud, Embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

     (2) will have been subject to a temporary or permanent injunction or Restraining order arising from unlawful transactions in securities, whether as issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any pending investigation or a defendant in a pending lawsuit arising from or based upon allegations of unlawful transactions in securities; or

     (3) will have been a defendant in a civi1 action, which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

         Sun River Investment's officers and directors will make these determinations by asking pertinent questions of the management and/or owners of prospective combination candidates. Such persons will also ask pertinent questions of others that may be involved in the combination negotiations or proceedings. However, the officers and directors of Sun River Investment will not generally take other steps to verify independently information obtained in this manner which is favorable. Unless something comes to their attention that puts them on notice of a possible disqualification that is being concealed from them, such persons will rely on information received from the management of the prospective combination candidate and from others who may be involved in the combination proceedings.

         Sun River Investment has no employees.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with Sun River Investment's financial statements and the notes associated with them as set forth elsewhere in this document. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. This discussion represents only the best present assessment by the management of Sun River Investment.

Caution Regarding Forward-Looking Information

This registration statement contains certain forward-looking statements and information relating to Sun River Investment that are based on the beliefs of Sun River Investment or its management as well as assumptions made by and information currently available to Sun River Investment or its management. When used in this document, the words "anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they relate to Sun River Investment or its management, are intended to identify forward-looking statements. Such statements reflect the current view of Sun River Investment or its management regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, the forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

Company's History

Sun River Investment Co. was incorporated on June 17, 1997 under the laws of the State of Nevada. In December, 1997, pursuant to subscription agreements, Sun River Investment sold 250,000 shares of its restricted, unregistered common stock to 25 investors for $2,500.00 cash. All of the investors are still shareholders of Sun River Investment Co.

Discussion of Financial Condition

Sun River Investment currently has no revenues, no operations and owns no assets. Sun River Investment will remain illiquid until such time as a business combination transaction occurs, if ever. No prediction of the future financial condition of Sun River Investment Co. can be made.

Due to the lack of sustaining operations from inception, Sun River Investment is considered in the Investment stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of $3755. Accordingly, Sun River Investment is dependent upon its current management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporation during this phase.

Sun River Investment's independent auditor, Barry L. Friedman, P.C., CPA, expressed, in its opinion on Sun River Investment's audited financial statements, doubt about Sun River Investment's ability to continue as a going concern. Reference is made to Note 3 to the financial statements of Sun River Investment included elsewhere in this registration statement.

Plan of Business

General

While Sun River Investment conducts its search to locate and combine with an existing privately held company, it will depend on the continued financial support of Herman G. Herbig, the President, Secretary and Sole Director of the Company.

The Company's independent auditor's have raised substantial doubt about the Company's ability to continue as a going concern since the Company has no current source of revenue. Mr. Herbig has verbally indicated that he will, for a minimum of the next twelve months, continue to fund the Company's immediate needs for legal and accounting purposes and devote as much time as is needed to pursue a business combination until fruition. Said going concern opinion by the independent auditor shall be discussed in the following paragraphs.

The process for seeking a combination partner involves a strategic initiative with several components in order to find the partner which best suits the Company's interests. A detailed financial analysis of the partner is conducted on any potential combination partner. Analysis on the company's assets, liabilities, revenues, potential litigation, dividends, goodwill and business reputation in the community shall occur in order to solidify all the criteria sought after by the Company in a combination partner. The partners may be referred to the Company from other sources, found through research of the Company's officers, directors or management.

Pending negotiation and consummation of a combination, Sun River Investment anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should Sun River Investment incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as they are incurred.

If Sun River Investment's management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust Sun River Investment's ability to continue to seek such combination opportunities before any successful combination can be consummated. In that event, Sun River Investment's common stock will become worthless and holders of Sun River Investment Co.'s common stock will receive a nominal distribution, if any, upon Sun River Investment Co.'s liquidation and dissolution.


Combination Suitability Standards

In its pursuit for a combination partner, Sun River Investment's management intends to consider only combination candidates that are profitable or, in management's view, have growth potential. Sun River Investment's management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate that does not furnish Sun River Investment with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. In the event such a combination candidate is engaged in a high technology business, Sun River Investment may obtain reports from independent organizations of recognized standing covering the technology being developed and/or used by the candidate. Sun River Investment's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that Sun River Investment will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent that Sun River Investment is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be increased. Furthermore, to the knowledge of Sun River Investment's officers and directors, neither the candidate nor any of its directors, executive officers, principal shareholders or general partners:

     (1) will have been convicted of securities fraud, mail fraud, tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

     (2) will have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any pending investigation or a defendant in a pending lawsuit arising from or based upon allegations of unlawful transactions in securities; or

     (3) will have been a defendant in a civil action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

Sun River Investment's officers and directors will make these determinations by asking pertinent questions of the management and/or owners of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination negotiations or proceedings. However, Sun River Investment's officers and directors will not generally take other steps to verify independently information obtained in this manner which is favorable. Unless something comes to their attention which puts them on notice of a possible disqualification that is being concealed from them, such persons will rely on information received from the management of the prospective combination candidate and from others who may be involved in the combination proceedings.


ITEM   3

DESCRIPTION OF PROPERTY

Sun River Investment has no properties or assets of any kind.

ITEM  4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 15, 1999 with regard to the beneficial ownership of the common stock by (i) each person known to Sun River Investment to be the beneficial owner of 5% or more of its outstanding shares of common stock; (ii) by the officers and directors of Sun River Investment individually and (iii) by the officers and directors as a group.

--------------------------------------------------------------------------------
Name & Address of Owner          Number of Shares Owned   Percent of Outstanding

The Business Advantage, Inc.            225,000(1)                 90%
504 Muller Lane
Minden, Nevada  89423
--------------------------------------------------------------------------------
Herman G. Herbig                          1,750                     1%
504 Muller Lane
Minden NV 89423
--------------------------------------------------------------------------------
All Directors & Officers               226,750(1)                  91%
as a Group (one person)
--------------------------------------------------------------------------------

------------------------
(1) The Business Advantage, Inc. is owned by Herman G. Herbig and the shares owned by that corporation are included in the total indicated for all directors and officers as a group. Both that corporation and Mr. Herbig are affiliates of Sun River Investment. Mr. Herbig is the sole shareholder of The Business Advantage, Inc.


ITEM   5


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Sun River Investment has only one director and officer, Herman G. Herbig, who is 45 years old. Mr. Herbig has been the President, Secretary and only director of Sun River Investment since its formation in December 1997.

Mr. Herbig has been a licensed and practicing attorney in Minden and Las Vegas, Nevada, specializing in estate planning, taxation, corporate law and probate law, since 1988. He is also an accountant. From 1991 until 1995, he was the Public Administrator for Douglas County, Nevada, an elected public official responsible for the administration of decedents' estates on behalf of the county.

Directors are elected to serve until the next annual meeting of stockholders and until their successors a have been elected and qualified. Officers are elected or appointed by the Board of Directors and serve until resignation, death, removal by the Board or until their successors are elected and qualified.

No director or officer of Sun River Investment has been the subject of any order, judgment, or decree of any court or any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of an order of state authority barring or suspending the right of such a person to be engaged in such activities or to be associated with such activities.

No director or officer of Sun River Investment has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently proceeding. No director or officer of Sun River Investment is the subject of any legal proceeding involving Sun River Investment or the performance of his duties as such director or officer.




ITEM   6

EXECUTIVE COMPENSATION

None of the officers and directors of Sun River Investment are being currently compensated or were compensated in any way for their service to Sun River Investment during the fiscal years ended December 31, 1997 and 1998.


ITEM  7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM  8

DESCRIPTION OF SECURITIES

Sun River Investment's Articles of Incorporation authorizes the issuance of 2,500,000 shares of common stock, with a par value of $0.01 per share. There is no preferred stock authorized. Sun River Investment currently has 25 shareholders. Holders of common stock are entitled to one vote for each share owned on each matter submitted to a vote of the shareholders but do not have cumulative voting rights. Currently there are 250,000 shares of common stock issued and outstanding. Sun River Investment's Board of Directors has the legal authority to issue the remaining unissued authorized shares (2,250,000 in number), without shareholder approval, for any purpose deemed to be in the best interest of Sun River Investment.

All the shares of the common stock which are now outstanding are fully paid, validly issued and nonassessable. Holders of the common stock currently have preemptive rights to subscribe for or to purchase any additional securities issued by Sun River Investment. Upon liquidation, dissolution or winding up of Sun River Investment, the holders of common stock are entitled to share ratably in the distribution of assets after payment of debts and expenses. There are no conversion, sinking fund or redemption provisions, or similar restrictions with respect to the common stock.

Holders of the common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor. See "Dividend Policy,"

PART  II

ITEM 1

MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


Sun River Investment, upon approval of this registration statement by the SEC, will file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers ("NASD"). The OTC Electronic Bulletin Board is a network of securities dealers who buy and sell stock. The dealers are connected by a computer network which provides current information on current "bids" and "asks" as well as volume information.


As of the date of this filing, there is no public market for Sun River Investment's common stock. As of January 10,2000 Sun River Investment had 25 stockholders. Currently only 23,250 of the 250,000 shares issued and outstanding can be freely traded. 226,750 outstanding shares are deemed to be "restricted securities" as such term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration.

In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average daily weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sales is filed, subject to various restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliates.

Sun River Investment has no outstanding options and no plans under which options or similar instruments could be issued. Sun River Investment has no current plans to register any of its securities under the Securities Act of 1933 for sale by security holders. There is no current public offering of equity or debt. If the Board of Directors seeks to raise additional capital in the near future it would attempt to sell unregistered, restricted stock in a private placement. Due to the fact that current stockholders have preemptive rights, any such offering would have to be made first to them.

Sun River Investment's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

DIVIDEND POLICY

Sun River Investment has never paid or declared a cash dividend on its common stock and does not intend to pay cash dividends in the foreseeable future. The payment by Sun River Investment of dividends, if any, on its common stock in the future is subject to the discretion of the Board of Directors and will depend on Sun River Investment's earnings, financial condition, capital requirements and other relevant factors.


Item   2

LEGAL PROCEEDINGS

Sun River Investment Co. is not a party to any pending litigation nor is it aware of any threatened or potential legal proceeding.


ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None


ITEM   4

RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM   5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sun River Investment's bylaws provide that Sun River Investment will indemnify its directors and officers to the full extent authorized or permitted under Nevada law. The bylaws also allow reimbursement for certain costs of legal defense.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of Sun River Investment. Sun River Investment has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and unenforceable.

PART  -  FINANCIAL STATEMENTS

EXPERTS

The audited financial statements and notes of Sun River Investment included in this registration statement have been examined by Barry L. Friedman, P.C., CPA, to the extent and for the periods indicated in the report with respect thereto, and are included in reliance upon the authority of said firm as experts in auditing and accounting.

PART III                        EXHIBITS


Exhibits, filed with this registration statement

Exhibit A        Financial Statements

Exhibit 3.1      Articles of Incorporation of Sun River Investment Co.

Exhibit 3.2      Bylaws of Sun River Investment

Exhibit 4.1      Specimen Stock Certificate  for  Common  Shares

Exhibit 23.1     Consent of  Barry L. Friedman

Exhibit 27       Financial Data Schedule

                         EXHIBIT A-Financial Statements


                            Sun River Investment Co.

                          (A Investment Stage Company)

                              FINANCIAL STATEMENTS

                                January 31, 2000

                                December 31, 1999

                                December 31, 1998

                                TABLE OF CONTENTS

                                                                        PAGE #

         INDEPENDENT AUDITORS REPORT                                         1
         ---------------------------------------------------------------------


         ASSETS                                                              2
         ---------------------------------------------------------------------


         LIABILITIES AND STOCKHOLDERS' EQUITY                                3
         ---------------------------------------------------------------------


         STATEMENT OF OPERATIONS                                             4
         ---------------------------------------------------------------------


         STATEMENT OF STOCKHOLDERS' EQUITY                                   5
         ---------------------------------------------------------------------


         STATEMENT OF CASH FLOWS                                             6
         ---------------------------------------------------------------------


         NOTES TO FINANCIAL STATEMENTS                                     7-8
         ---------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              February 8, 2000
Sun River Investment Co.

Minden, Nevada

         I have audited the accompanying Balance Sheets of Sun River Investment Co., (A Investment Stage Company), as of January 31, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000, to January 31, 2000, the year ended December 31, 1999, December 31, 1998, and the period June 17, 1997 (inception) to January 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun River Investment Co., (A Investment Stage Company), as of January 31, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000, to January 31, 2000, the year ended December 31, 1999, December 31, 1998 and the period June 17, 1997 (inception) to January 31, 2000, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123

(702) 361-8414


                            Sun River Investment Co.

                          (A Investment Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                             January           December         December
                                             31, 2000          31, 1999         31, 1998
                                           ----------------  ---------------  ---------------
CURRENT ASSETS
     CASH                                  $             45  $            45  $             45
                                           ----------------  ---------------  ----------------

     TOTAL CURRENT ASSETS                  $             45  $            45  $             45
                                           ----------------  ---------------  ----------------


OTHER ASSETS
     ORGANIZATION COSTS (NET)              $              0  $         1,021  $          1,225
                                           ----------------  ---------------  ----------------

     TOTAL OTHER ASSETS                    $              0  $         1,021  $          1,225
                                           ----------------  ---------------  ----------------


TOTAL ASSETS                               $             45  $         1,066  $          1,270
                                           ----------------  ---------------  ----------------





















    The accompanying notes are an integral part of these financial statements


                            Sun River Investment Co.

                          (A Investment Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        January           December         December
                                                        31, 2000          31, 1999         31, 1998
                                                       ----------------  ---------------  ----------------

CURRENT LIABILITIES
     Officer's Advances (Note #6)                      $          1,300  $         1,300  $              0
                                                       ----------------  ---------------  ----------------

     TOTAL CURRENT LIABILITIES                         $          1,300  $         1,300  $              0
                                                       ----------------  ---------------  ----------------

STOCKHOLDERS' EQUITY (Note #1)

     Common stock, no par value
     Authorized 25,000 shares
     Issued and outstanding at

     December 31, 1998 -
     25,000 shares                                                                        $          2,500

     Common Stock, $.001 par value
     Authorized 25,000,000 shares
     Issued and outstanding at

     December 31, 1999 -
     25,000,000 shares                                                   $        25,000

     January 31, 2000 -
     25,000,000 shares                                 $         25,000

     Additional Paid In Capital                                 -22,500          -22,500                 0

     ACCUMULATED DEFICIT DURING
     Investment STAGE                                           -3,755           -3,755            -1,230
                                                       ----------------  ---------------  ----------------

TOTAL STOCKHOLDERS' EQUITY                             $         -1,255  $        -1,255  $          1,270
                                                       ----------------  ---------------  ----------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                   $             45  $            45  $          1,270
                                                       ----------------  ---------------  ----------------




    The accompanying notes are an integral part of these financial statements


                            Sun River Investment Co.

                          (A Investment Stage Company)

                             STATEMENT OF OPERATIONS

                                          Jan. 1,            Year              Year         June 17, 1997
                                          2000 to            Ended             Ended         (Inception)
                                         Jan. 31,          Dec. 31,          Dec. 31,        to Jan. 31,
                                           2000              1999              1998             2000
                                           ----              ----              ----             ----

INCOME                                $             0  $              0  $  0             $              0
                                      ---------------  ----------------  ---------------  ----------------
EXPENSES

     Amortization                     $             0  $          1,225  $           350  $          1,750

     General, Selling and
     Administrative                                 0             1,300              485             2,005
                                      ---------------  ----------------  ---------------  ----------------

         TOTAL EXPENSES               $             0  $          2,525  $           835  $          3,755
                                      ---------------  ----------------  ---------------  ----------------

NET PROFIT/LOSS (-)                   $             0  $         -2,525  $          -835  $         -3,755
                                      ---------------  ----------------  ---------------  ----------------

Net Profit/Loss (-)
Per weighted share
(Note #1)                             $           NIL  $        -0.0001  $           NIL  $        -0.0001
                                      ---------------  ----------------  ---------------  ----------------

Weighted average
Number of common
Shares outstanding                         25,000,000        25,000,000       25,000,000        25,000,000
                                      ---------------  ----------------  ---------------  ----------------















    The accompanying notes are an integral part of these financial statements


                            Sun River Investment Co.

                          (A Investment Stage Company)

                   STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

                                                                            Additional         Accumu-
                                          Common             Stock            paid-in           lated
                                          Shares            Amount            Capital          Deficit
                                      ---------------  ----------------  ---------------  ----------------

Balance,
December 31, 1997                              25,000  $          2,500  $             0  $           -395

Net loss year ended
December 31, 1998                                                                                     -835
                                      ---------------  ----------------  ---------------  ----------------

Balance,
December 31, 1998                              25,000  $          2,500  $             0  $         -1,230

August 19, 1999
Changed from no par
Value to $.001 par
Value (Note #1)                                                  -2,475           +2,475

August 19, 1999
Forward stock split
1,000:1                               24,975,000       +24,975           -24,975

Net loss year ended
December 31, 1999                                                                                   -2,525
                                      ---------------  ----------------  ---------------  ----------------

Balance,
December 31, 1999                          25,000,000  $         25,000  $       -22,500  $         -3,755

Net loss
January 1, 2000 to

January 31, 2000                                                                                         0
                                      ---------------  ----------------  ---------------  ----------------

Balance,
January 31, 2000                           25,000,000  $         25,000  $       -22,500  $         -3,755
                                      ---------------   ---------------   --------------   ---------------







    The accompanying notes are an integral part of these financial statements


                            Sun River Investment Co.

                          (A Investment Stage Company)

                             STATEMENT OF CASH FLOWS


                                          Jan. 1,            Year              Year         June 17, 1997
                                          2000 to            Ended             Ended         (Inception)
                                         Jan. 31,          Dec. 31,          Dec. 31,        to Jan. 31,
                                           2000              1999              1998             2000
                                           ----              ----              ----             ----

Cash Flows from
Operating Activities

     Net Loss                         $             0  $         -2,525  $          -835  $         -3,755
     Adjustment to
     Reconcile net loss
     To net cash provided
     by operating
     Activities

     Amortization                                   0            +1,225             +350            +1,750

     Organization Costs                             0                 0                0            -1,750

Changes in assets and
Liabilities

     Officer's Advances                             0            +1,300                0            +1,300
                                      ---------------  ----------------  ---------------  ----------------

Net cash used in
Operating activities                  $             0  $              0  $          -485  $         -2,455

Cash Flows from
Investing Activities                                0                 0                0                 0

Cash Flows from
Financing Activities

     Issuance of Common

     Stock for Cash                                 0                 0                0            +2,500
                                      ---------------  ----------------  ---------------  ----------------

Net Increase (decrease)               $             0  $              0  $          -485  $             45

Cash,
Beginning of period                                45                45              530                 0
                                      ---------------  ----------------  ---------------  ----------------

Cash, End of Period                   $            45  $             45  $            45  $             45
                                      ---------------  ----------------  ---------------  ----------------



    The accompanying notes are an integral part of these financial statements

                            Sun River Investment Co.

                          (A Investment Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

           January 31, 2000, December 31, 1999, and December 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized June 17, 1997, under the laws of the State of Nevada as Sun River Investment Co. The Company currently has no operations and in accordance with SFAS #7, is considered a Investment company.

         On July 3, 1997, the company issued 25,000 shares of its no par value common stock for $2,500.00 in cash.

         On August 19, 1999, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares @ no par value to 25,000,000 shares @ $0.001 par value.

         On August 19, 1999, the Company forward split its common stock on a 1,000:1 basis, thus increasing the number of outstanding common stock from 25,000 shares to 25,000,000 shares.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

         Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.
     2. Earnings per share is computed using the weighted average number of common shares outstanding.
     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.
     4. Reporting on Costs of Start-Up Activities - Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

                            Sun River Investment Co.

                          (A Investment Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

           January 31, 2000, December 31, 1999, and December 31, 1998


NOTE 3 - GOING CONCERN

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5 - RELATED PARTY TRANSACTION

         The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officer and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICER'S ADVANCES

         While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                                   SIGNATURES


In accordance with Section 15(d) of the Securities Exchange Act of 1934, Sun River Investment has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Minden, State of Nevada, on the 7th day of March, 2000.



SUN RIVER Investment CO.


By: /s/  Herman G. Herbig                                March 7, 2000
    ---------------------
    Herman G. Herbig, President, Secretary
    and sole Director